[Exhibit (a)(10)]

Questions and Answers About the Offer to Exchange

Why is the VeriSign, Inc. 1998 Equity Incentive Plan not included in the Option Exchange Program?

The VeriSign, Inc. 1998 Equity Incentive Plan requires stockholder approval for any exchange program. It is VeriSign’s view that seeking stockholder approval at this time is not in the best interests of VeriSign or its stockholders.

Are options granted under any stock option plans assumed in mergers included in the Option Exchange Program?

Even though options granted under assumed stock option plans were assumed, as a result of the mergers, VeriSign is precluded from issuing new option grants under these assumed plans. Therefore, if options under these plans were exchanged in the Option Exchange Program, we would be forced to issue new options grants from the 2001 Stock Incentive Plan. The 2001 Stock Incentive Plan does not have a sufficient number of available options to effect this type of exchange. Additionally, one of the goals of the Option Exchange Program is to increase the available option pool under the 2001 Stock Incentive Plan to provide better opportunity for meaningful future option grants, which will benefit VeriSign employees in the long term. Finally, VeriSign has granted options under the 2001 Stock Incentive Plan to many employees who came from acquired companies such as Network Solutions, Illuminet Holdings, Exault and NameEngine. As such, most employees who were acquired in 2001 or 2002 will have an option grant that is eligible for exchange in the Option Exchange Program.

Are employees from international locations eligible for this exchange program?

No, employees located outside of the United States are not eligible to participate in the Option Exchange Program. Due to the regulatory, tax, legal and accounting considerations involved in extending the Option Exchange Program to employees located outside the United States, VeriSign has decided not to allow non-domestic employees to participate in the Option Exchange Program.

Will VeriSign consider any future programs to offset the fact that no international employees are eligible for the Option Exchange Program?

VeriSign strives to manage both its short-term and long-term compensation practices in an equitable and market efficient manner. As such, this Option Exchange Program and its specific eligibility standards will be considered along with other factors as we plan our future option grant programs and policies.

Is there a maximum amount of time before the new options are granted?

We will grant the new options on the new option grant date, which will be the date of the first meeting of the Compensation Committee on or after June 27, 2003. If we cancel options elected for exchange on December 26, 2002, the new option date of the new options will be on or after June 27, 2003. It is our current intention to grant new options under the Option Exchange Program as close to June 27, 2003 as possible.

Will participating in the Option Exchange Program preclude me from receiving any option grants as part of the next refresh cycle?

The next option refresh is scheduled for August 2003. Your participation in the Option Exchange Program should not preclude you from receiving option grants at that time. However, further planning regarding the refresh grant cycle is necessary before any final decisions are made regarding if or when the 2003 refresh will occur. Once the Board of Directors has made a final decision with respect to the 2003 refresh grants, this information will be communicated to employees.

Can I exchange a portion of the shares within a particular grant, or do I have to exchange all?

You may voluntarily elect to cancel one or more entire outstanding option(s) granted to you under the 2001 Stock Incentive Plan. Partial exchanges of one option grant are not permitted. If you previously exercised an option in part, the remaining unexercised portion of the option that is outstanding may be exchanged under the Option Exchange Program.

Will the expiration date on grants that are exchanged be reset or does it stay the same?

The new options will expire on the same expiration date as was applicable for the cancelled options.

Does the Option Exchange Program have any impact on the VeriSign, Inc. Employee Stock Purchase Plan?

No, there is no impact on the Employee Stock Purchase Plan.

Is there a freeze on vesting between the cancellation date and the new option grant date?

No, the vesting of the new options will be on the same schedule as the cancelled options, as percentages of the options. On the new option grant date, the new option will be vested to the same extent, as a percentage of the option, that the cancelled option would have been vested if the cancelled option had remained outstanding until the new option grant date. All vested shares on the new option grant date will be immediately exercisable.

Will VeriSign put any restrictions on trading due to the Option Exchange Program?

VeriSign has not put any restrictions on trading due to the Option Exchange Program.